Exhibit 99.1

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

International Hi-Tech Industries Inc. (the "Issuer")

Interim Financial Statements for the period ended June 30, 2005

The Issuer's auditors have not reviewed or been involved in the preparation of these Financial Statements.

NOTICE TO READERWe have compiled the consolidated balance sheet of International Hi-Tech Industries Inc. as at June 30, 2005 and the consolidated statements of operations and deficit, cash flows, and changes in shareholders' equity for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
August 18, 2005

/s/ Morgan & Company
_______________________________
Chartered Accountants

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

	JUNE 30	DECEMBER 31
	2005	2004

ASSETS

Current
Cash and cash equivalents	$610,729	$1,890,030
Receivables	67,651	189,779
Prepaid expenses	248,607	191,857
	926,987	2,271,666

Notes Receivable And Accrued Interest (Note 2)	-	-
Property, Plant And Equipment (Note 3)	17,607,603	17,698,273
Intangible Assets (Note 4)	1,832,024	1,981,156

	$20,366,614	$21,951,095

LIABILITIES

Current
Accounts payable and accrued liabilities	$726,616	$724,951
Accrued interest payable	232,193	223,841
Loans payable (Note 5)	183,500	83,500
Current portion of long term debt (Note 6)	1,204,721	1,400,950
	2,347,030	2,433,242

Redeemable Preferred Shares (Note 8)	248,698	582,404
Deposits Received Related To Joint Venture Option Agreements	7,431,032	7,431,032
Long Term Debt (Note 6)	5,042,985	5,042,985
Promissory Notes Payable (Note 7)	282,292	52,000
	15,352,037	15,541,663

Contingencies (Note 10)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEET (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

	JUNE 30	DECEMBER 31
	2005	2004

SHAREHOLDERS' EQUITY

Share Capital (Note 8)
Authorized:
An unlimited number of common shares without par value

  An unlimited number of Class A preferred shares without par value, of which 60,000,000 have been designated as follows:
  Series 1 - 50,000,000 shares;
  Series 2 - 5,000,000 shares; and
  Series 3 - 5,000,000 shares

Issued and outstanding:
Common Shares
122,175,065 at June 30, 2005 and 107,175,065 at December 31, 2004 (of which 10,842,480 shares are held in escrow)	$56,987,431	$55,974,931

Contributed Surplus	883,564	883,564
Non-Controlling Interest Deficit Relating To Dividends	(568,048)	(568,048)
Deficit Accumulated During The Development Stage	(52,288,370)	(49,881,015)
	5,014,577	6,409,432

	$20,366,614	$21,951,095

Approved by the Board of Directors:

/s/ Omar Take _______________________________	/s/ Thomas Po _______________________________
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2005	2004	2005	2004	2005

Expenses
Audit and accounting	$8,551	$60,189	$32,641	$80,159	$1,136,858
Corporation and capital taxes	-	-	-	-	536,023
Consulting fees	89,725	152,444	328,414	285,523	3,247,357
Depreciation and amortization	202,487	307,325	404,946	614,428	7,259,301
Directors' and officers' fees	56,000	40,488	98,072	76,488	1,368,429
Finders', loan guarantee and commitment fees	-	1,000	341	1,000	3,642,517
General expense	59,397	52,201	139,184	178,866	2,854,032
Legal	84,200	45,139	127,077	92,426	5,819,508
Insurance	4,140	10,354	21,833	42,471	502,476
Interest and foreign exchange	448,042	85,050	573,304	168,018	6,092,654
Investor relations	3,714	6,116	7,412	12,077	147,907
Product representation costs	46,389	39,106	61,389	77,828	2,460,513
Telephone, fax and cellular	11,477	7,091	20,646	14,832	639,428
Office rent	25,500	25,500	52,732	51,000	937,622
Promotion and presentation	45,765	1,175	57,396	7,598	377,638
Property taxes	21,143	7,692	26,699	18,217	1,106,838
Repairs and maintenance	14,384	15,614	34,182	33,284	794,107
Travel and business promotion	20,801	60,290	54,848	110,994	3,471,964
Transfer agent and filing fees	8,988	18,081	21,798	27,983	439,218
Stock based compensation	-	578,564	-	578,564	-
Wages and benefits	258,876	283,741	496,391	529,403	5,043,073
	1,409,579	1,797,160	2,559,305	2,998,159	47,877,463
Less: Interest and other income	(70,004)	(217,789)	(151,950)	(361,896)	(2,159,863)

Loss From Operations	(1,339,575)	(1,579,371)	(2,407,355)	(2,636,263)	(45,717,600)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2005	2004	2005	2004	2005

Loss From Operations	$(1,339,575)	$(1,579,371)	$(2,407,355)	$(2,636,263)	$(45,717,600)

Deferred Project Development Cost Written Down	-	-	-	-	(4,638,737)
Gain On Cancellation Of License Rights	-	-	-	-	7,276,101
Foreign Exchange Gain On Cancellation Of License Rights	-	-	-	-	1,035,200
Gain On Termination Of Option	-	-	-	-	259,990
Gain On Issue Of Treasury Shares By Subsidiary Company	-	-	-	-	1,216,580
Legal Settlement	-	-	-	-	(200,000)
Write Down Of Note Receivable And Interest (Note 2)	-	-	-	-	(1,573,192)
Write Down Of Property, Plant And Equipment (Note 3)	-	-	-	-	(6,833,188)

Net Loss For The Period Before Non-Controlling Interest	(1,339,575)	(1,579,371)	(2,407,355)	(2,636,263)	(49,174,846)
Non-Controlling Interest	-	-	-	-	(1,246,355)

Net Loss For The Period	(1,339,575)	(1,579,371)	(2,407,355)	(2,636,263)	$(50,421,201)
Preferred Share Dividends	-	-	-	-

Net Loss Available To Common Shareholders	$(1,339,575)	$(1,579,371)	$(2,407,355)	$(2,636,263)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2005	2004	2005	2004	2005

Income (Loss) Per Share, Basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.01)

Weighted Average Common Shares Outstanding	112,120,120	104,272,429	109,661,253	104,272,429

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2005	2004	2005	2004	2005

Cash Flows From Operating Activities
Net loss for the period	$(1,339,575)	$(1,579,371)	$(2,407,355)	$(2,636,263)	$(50,421,201)

Adjustments To Reconcile Loss To Net Cash Used By Operating Activities
Unrealized exchange adjustment on notes receivable	-	(28,766)	-	(47,466)	273,569
Accrued interest on notes receivable	-	27,610	-	52,055	(461,341)
Accrued interest on promissory notes payable	5,281	-	7,292	-	9,291
Accrued interest on other long term financing agreement (Note 6)	-	-	-	-	107,339
Amortization of discount on redeemable preferred shares	17,953	48,524	46,434	97,049	628,838
Interest on redeemable preferred shares	299,310	-	299,310	-	299,310
Gain on cancellation of license rights	-	-	-	-	(7,275,501)
Realized exchange gain on cancellation of license rights	-	-	-	-	(1,216,580)
Gain on issue of treasury shares by subsidiary company	-	-	-	-	(1,035,200)
Shares issued for loan guarantee and commitment fees	-	-	-	-	1,792,315
Non-controlling portion of income (loss) in subsidiary	-	-	-	-	1,246,355
Write down of deferred project development costs	-	-	-	-	4,638,737
Write down of note receivable	-	-	-	-	1,573,192
Write down of property, land and equipment	-	-	-	-	6,833,188

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2005	2004	2005	2004	2005

Stock based compensation	$-	$578,564	$-	$578,564	$578,564
Depreciation and amortization	202,487	307,325	404,946	614,428	7,259,301
(Increase) Decrease in assets
Receivables	(20,000)	(12,958)	122,128	(23,199)	(67,651)
Prepaid expenses	(81,951)	(18,213)	(56,748)	180,829	(248,607)
Increase (Decrease) in liabilities
Accounts payable and accrued liabilities	(174,332)	(13,799)	1,665	(222,924)	726,616
Accrued interest payable	4,175	14,612	8,350	921	232,191
Net Cash Used In Operating Activities	(1,086,652)	(676,472)	(1,573,978)	(1,406,006)	(34,527,275)

Cash Flows From Investing Activities
Acquisition of property, plant and equipment	(89,340)	(71,559)	(165,144)	(230,937)	(30,218,437)
Acquisition of intangible assets	-	(38,677)	-	(135,672)	(2,982,636)
Project development costs	-	-	-	-	(4,638,737)
Notes receivable	-	(47,266)	-	(91,146)	(1,385,419)
Net asset deficiency of legal parent at date of reverse take-over transaction	-	-	-	-	(306,774)
Net non-current assets of subsidiary	-	-	-	-	(146,418)
Net Cash Used In Investing Activities	(89,340)	(157,502)	(165,144)	(457,755)	(39,678,421)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

					PERIOD FROM
					INCEPTION
					SEPTEMBER 12
	THREE MONTHS ENDED		SIX MONTHS ENDED		1990 TO
	JUNE 30		JUNE 30		JUNE 30
	2005	2004	2005	2004	2005

Cash Flows From Financing Activities
Shares issued for cash and share subscriptions	$1,012,500	$-	$1,012,500	$-	$48,938,413
Issuance of preferred shares	-	-	-	-	6,256,703
Redemption of preferred shares	(79,450)	-	(679,450)	-	(679,450)
Dividends paid	-	-	-	-	(1,560,392)
Contributed surplus	-	-	-	-	305,000
Non-controlling interest in Canadian Hi-Tech Manufacturing Ltd.	-	-	-	-	184,319
Issuance of shares by subsidiary company for cash	-	-	-	-	1,557,500
Dividends paid by subsidiary to non-controlling shareholders	-	-	-	-	(2,339,642)
Cash deposits received related to joint venture option agreements	-	-	-	-	15,741,733
Increase in amount due to related parties	-	-	-	-	1,848,483
Repayment of amount due to related parties	-	-	-	-	(1,848,483)
Repayment in loans payable	-	-	-	-	83,500
Repayment of advances payable	-	-	-	-	(363,021)
Increase in advances payable	-	-	-	-	363,021
Repayment of long term debt	(9,535)	(120,294)	(60,525)	(239,661)	(3,928,326)
Increase in long term debt	-	-	-	-	10,019,771
Proceeds from mortgages payable	-	-	-	-	3,105,160
Repayment of mortgages payable	(68,085)	-	(135,704)	-	(3,240,864)

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

							PERIOD FROM
							INCEPTION
							SEPTEMBER 12
	THREE MONTHS ENDED			SIX MONTHS ENDED			1990 TO
	JUNE 30			JUNE 30			JUNE 30
	2005		2004	2005		2004	2005

Increase in promissory notes payable		$173,000	$-		$323,000	$-	$373,000
Increase in project advance payable		-	-		-	-	2,000,000
Repayment of project advance payable		-	-		-	-	(2,000,000)
Net Cash Provided By (Used In) Financing Activities		1,028,430	(120,294)		459,821	(239,661)	74,816,425

Net Increase (Decrease) In Cash and Cash Equivalents		(147,562)	(954,268)		(1,279,301)	(2,103,422)	610,729

Cash and Cash Equivalents, Beginning Of Period		758,291	1,614,818		1,890,030	2,763,972	-

Cash and Cash Equivalents, End Of Period		$610,729	$660,550		$610,729	$660,550	$610,729

Supplemental Disclosure Of Cash Flow Information
Interest paid	$		$35,778	$		$66,048	$
Taxes paid	$		$-	$		$-	$

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

						NON-CONTROLLING	DEFICIT
	COMMON STOCK		PREFERRED STOCK			INTEREST	ACCUMULATED
	NUMBER		NUMBER			DEFICIT	DURING THE
	OF		OF		CONTRIBUTED	RELATING TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	STAGE	TOTAL
							(
Balance, December 31, 2001	65,009,121	$36,328,211	6,186,114	$6,184,163	$305,000	$-	$(25,052,077)	$17,765,297

Issuance of common stock	34,500,000	13,726,700	-	-	-	-	-	13,726,700
Conversion of preferred stock to common stock	3,022,250	3,491,700	(3,925,000)	(3,491,700)	-	-	-	-
Share subscriptions	-	-	-	(652,460)	-	-	-	(652,460)
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(21,882)	-	(21,882)
Preferred share dividends	-	-	-	-	-	-	(404,162)	(404,162)
Net loss	-	-	-	-	-	-	(2,285,156)	(2,285,156)

Balance, December 31, 2002	102,531,371	53,546,611	2,261,114	2,040,003	305,000	(21,882)	(27,741,395)	28,128,337

Conversion of preferred stock to common stock	1,741,058	2,040,003	(2,261,114)	(2,040,003)	-	-	-	-
Non-Controlling interest deficit relating to dividends	-	-	-	-	-	(1,417,448)	-	(1,417,448)
Preferred share dividends	-	-	-	-	-	-	(124,933)	(124,933)
Net loss	-	-	-	-	-	-	(10,530,573)	(10,530,573)

Balance, December 31, 2003	104,272,429	55,586,614	-	-	305,000	(1,439,330)	(38,396,901)	16,055,383

Issuance of common stock	250,000	70,000	-	-	-	-	-	70,000
Issuance of common stock in exchange for a loan guarantee (Note 8)	2,652,636	318,317	-	-	-	-	-	318,317
Stock based compensation (Note 8)	-	-	-	-	578,564	-	-	578,564
Non-controlling interest	-	-	-	-	-	871,282	-	871,282
Net loss	-	-	-	-	-	-	(11,484,114)	(11,484,114)

Balance, December 31, 2004	107,175,065	55,974,931	-	-	883,564	(568,048)	(49,881,015)	6,409,432

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY (Continued)

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

						NON-CONTROLLING	DEFICIT
	COMMON STOCK		PREFERRED STOCK			INTEREST	ACCUMULATED
	NUMBER		NUMBER			DEFICIT	DURING THE
	OF		OF		CONTRIBUTED	RELATING TO	DEVELOPMENT
	SHARES	AMOUNT	SHARES	AMOUNT	SURPLUS	DIVIDENDS	STAGE	TOTAL

Balance, December 31, 2004	107,175,065	$55,974,931	-	$-	$883,564	$(568,048)	$(49,881,015)	$6,409,432

Issuance of common stock	15,000,000	1,012,500	-	-	-	-	-	1,012,500
Net loss	-	-	-	-	-	-	(2,407,355)	(2,407,355)

Balance, June 30, 2005	122,175,065	$56,987,431	-	$-	$883,564	$(568,048)	$(52,288,370)	$5,014,577

The accompanying notes are an integral part of these consolidated financial statements

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries - Canadian Hi-Tech Manufacturing Ltd. (65% owned), IHI International Holdings Ltd. (50.7% owned), IHI Construction Ltd. (100% owned), IHI Sales Ltd. (100% owned), IHI Developments Ltd. (100% owned), IHI Manufacturing Ltd. (100% owned) and IHI Planning Ltd. (100% owned). All significant intercompany balances and transactions have been eliminated.

During the years ended December 31, 2003 and 2002, the Company paid dividends to non-controlling shareholders of subsidiaries. Dividends paid to the non-controlling shareholders of the Company's subsidiary, IHI International Holdings Ltd., less the non-controlling shareholders share of income of IHI International Holdings Ltd., exceeded the amount of the net equity of the Company's subsidiary attributable to the non-controlling shareholders by $568,048 and $1,439,330 respectively, at December 31, 2004 and 2003. These amounts were recorded as a reduction to shareholders' equity as the Company anticipates their recovery from the non-controlling shareholders' share of future net income generated by the subsidiary.

b) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

c) Deferred Project Development Costs

The Company defers architectural, design consulting and other costs directly related to the ongoing development and commercialization of its pre-fabrication building product and flexible design program is to be amortized against related revenues when production commences. During 2003, the Company determined that previously deferred costs were impaired and recorded a $4,638,737 write-down related to these costs.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated amortization and are amortized using the declining-balance basis method at annual rates as follows:

Automotive	30%
Office furniture and equipment	20%
Computer equipment	30%
Other machinery and equipment	20%
Paving	8%

Land and building held for development are recorded at cost. Site preparation costs related to raw land are also recorded at cost.

e) Intangible Assets

Patent application costs are amortized on a straight-line basis over ten years once a patent is secured.

License rights are amortized on a straight-line basis over ten years.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of property, plant and equipment, intangible assets and deferred project development costs. Impairment losses or write downs to fair value are recorded in the event the net book value of such assets exceeds the estimated undiscounted future cash flows attributable to such assets.

f) Stock Based Compensation

The Company's stock-based compensation plan is described in Note 7(d).

The Company has adopted the recommendations of CICA Handbook Section 3870 - "Stock Based Compensation and Other Stock Based Payments" to account for stock based transactions with officers, directors, and outside consultants. Accordingly the fair value of stock options is charged to operations or resource property costs as appropriate, with an offsetting credit to contributed surplus. The fair value of stock options which vest immediately is recorded at the date of grant; the fair value of options which vest in future is recognized on a straight-line basis over the vesting period. Any consideration received on exercise of stock options together with the related portion of contributed surplus is credited to share capital.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

g) Income Taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes using enacted tax rates in effect in the years in which the differences are expected to reverse. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

h) Interest in Joint Ventures

At the present time, the Company does not have any joint venture interests, however, on commencement of joint venture activities, the Company intends to account for its interest in joint ventures using the proportionate consolidation method whereby the Company will include its pro-rata share of each of the assets, liabilities, revenues and expenses that are subject to joint control with similar items in the Company's financial statements.

i) Deposits received related to joint venture option agreements and gain on cancellation of License Rights

Payments related to non-refundable fees and deposits from joint venture option agreements are deferred in the accounts and recorded as revenue upon the transfer of the significant risks and rewards of ownership of the license rights which the Company has determined will occur upon the formation of a joint venture and the Company's ability to deliver the technology to exploit the license has been established.

Proceeds from deposits received from memorandums of understanding that have been entered by the Company are recorded as gain on cancellation of license rights in the period that the notice of cancellation of the memorandum of understanding is issued.

Foreign Currency Translation

Transactions recorded in foreign currencies have been translated into Canadian dollars as follows:

i) monetary items at the rate prevailing at the balance sheet date;

ii) non-monetary items at the historical exchange rate;

iii) revenue and expense at the rate in effect during the applicable accounting period.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

j) Foreign Currency Translation (Continued)

The resulting foreign exchange gains and losses are included in income in the current period.

k) Loss Per Share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The effects of potential issuances of 5,200,000 (2003 - 34,500,000) common shares on the exercise of options and share purchase warrants and conversion of preferred shares would be anti-dilutive and, therefore, basic and diluted loss per share are the same for the years reported.

l) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, redeemable preferred shares, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, long term debt and promissory note payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of the financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable preferred shares was calculated using discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

m) Redeemable Preferred Shares

The Class B preferred shares issued by Canadian Hi-Tech Manufacturing Ltd. (Canadian Hi-Tech), the Company's 65% owned subsidiary, which are redeemable at $100 per share at the option of the preferred shareholder, were reclassified as financial liabilities in 2002 as the shares will become fully redeemable in 2007 due to the amendment of the escrow shares agreement in 2002. The redeemable preferred shares were recorded at the redemption value of $1,100,000. The difference between the proceeds of the Class B preferred shares and the redemption value was recorded as a discount of the redeemable preferred shares and is being amortized over the period from the date of reclassification to the earliest date that the preferred shares are eligible to be redeemed. Accordingly, $1,100,000 was charged as a discount against the redemption value and is being amortized on a straight line basis over 68 months resulting in an annual charge to interest expense. During the six month period ended June 30, 2005, $679,450 of the Class B preferred shares were redeemed.

n) Use of Estimates

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and the recording of liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting periods. Actual results may materially differ from those estimates. The financial statement accounts which required management to make significant estimates and assumptions in determining carrying value included note receivable and accrued interest, property, plant and equipment, real estate, intangible assets and future income taxes.

2. NOTES RECEIVABLE AND ACCRUED INTEREST

The notes receivable are repayable on demand with interest at 6.5% per annum, and the notes and related accrued interest are collateralized by the issuer's license rights to the Company's building technology. During 2004, the Company determined that the note receivable and accrued interest had been impaired and recorded a $1,573,192 write-down related to the note receivable and accrued interest.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

    PROPERTY, PLANT AND EQUIPMENT

	JUNE 30, 2005
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$2,979,213	$-	$2,979,213
Paving	53,533	9,944	43,589
Automotive	152,703	136,275	16,428
Office furniture and equipment	318,568	272,481	46,087
Computer equipment	182,583	139,680	42,903
Other machinery and equipment	5,952,111	3,820,699	2,131,412
Building	12,347,971	-	12,347,971

	$21,986,682	$4,379,079	$17,607,603

	DECEMBER 31, 2004
		ACCUMULATED
		AMORTIZATION
		AND	NET BOOK
	COST	WRITE DOWNS	VALUE

Land	$3,432,134	$-	$3,432,134
Paving	52,616	7,211	45,405
Automotive	152,703	133,376	19,327
Office furniture and equipment	318,568	264,572	53,996
Computer equipment	179,678	132,366	47,312
Other machinery and equipment	5,980,204	3,582,313	2,397,891
Building construction in progress	11,702,208	-	11,702,208

	$21,818,110	$4,119,837	$17,698,273

Other machinery and equipment includes assets acquired under capital lease with an original cost of $3,117,416 (2004 - $3,117,416). Accumulated amortization provided on this other machinery and equipment totalled $2,592,650 (2004 - $2,461,459).

In 2004, as a result of the litigation discussed in Note 11(b), the Company has been unable to complete its Hopcott Road production facility to the point where commercial operations can be pursued. As a result of delays in this regard and other factors, management determined that an impairment in the Company's building and machinery and equipment had occurred and has recorded a $6,833,188 impairment write down (2003 and 2002; $Nil).

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

4. INTANGIBLE ASSETS

	JUNE 30, 2005
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,782,636	$970,612	$1,812,024
License rights	200,000	180,000	20,000

	$2,982,636	$1,150,612	$1,832,024

	DECEMBER 31, 2004
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Patent application costs	$2,782,636	$831,480	$1,951,156
License rights	200,000	170,000	30,000

	$2,982,636	$1,001,480	$1,981,156

5. LOANS PAYABLE

	JUNE 30	DECEMBER 31
	2005	2004

No specific terms of repayment	$100,000	$-
Repayable on demand at various interest rates	83,500	83,500

	$183,500	$83,500

6. LONG TERM DEBT

Obligations Under Capital Lease

	JUNE 30	DECEMBER 31
	2005	2004

Various Lease Obligations
Weighted average interest at 18.45% (2004 - 17.64%), maturing in November 2005, combined monthly lease payments of principal and interest of $1,790	$9,024	$21,678

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

6. LONG TERM DEBT (Continued)

Other Long Term Obligations

Mortgage Payable
Interest at 7% per annum, maturing September 1, 2007, monthly payments of principal and interest of $34,619. The mortgage is collateralized by the Hopcott Road real estate and an officer guarantee (Note 6).	$4,337,913	$4,473,617

Other Mortgages
Weighted average interest at 7.73% (2004 - 7.67%), maturing between April 2005 and May 2008, combined monthly payments of principal and interest of $10,899. Two of the three mortgages are collateralized by Speen Road real estate.	974,989	997,829

Other long term financing agreements
Weighted average interest at 12.00% (2004 - 11.71%), collateralized by equipment, matured in 2004 with combined monthly payments of principal and interest of $51,326. A portion of these amounts are presently under dispute, see Note 10(b) for further details.	925,780	950,811
	6,238,682	6,422,257
	6,247,706	6,443,935
Less: Current portion	1,204,721	1,400,950

	$5,042,985	$5,042,985

The principal payments required on obligations under capital lease and long term debt is approximately as follows:

		OTHER
	CAPITAL	LONG TERM
	LEASES	OBLIGATIONS	TOTAL

2005	$9,024	$1,195,697	$1,204,721
2006	$-	$137,217	$137,217
2007	$-	$4,265,352	$4,265,352
2008	$-	$640,416	$640,416
2009 and thereafter	$-	$-	$-
	$9,024	$6,238,682	$6,247,706

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

7. PROMISSORY NOTES PAYABLE

The promissory note payable, in the amount of $50,000, is unsecured, payable on or before August 27, 2006 and accrues interest at 12% per annum and is due to a company controlled by a director.

The promissory note payable, in the amount of $50,000, is unsecured, payable on or before February 22, 2007 and accrues interest at prime per annum.

The promissory note payable, in the amount of $100,000, is unsecured, payable on or before March 17, 2007 and accrues interest at 4% per annum.

The promissory notes payable, in the amount of $75,000, is unsecured, payable on or before June 20, 2007 and accrues interest at 4% per annum.

8. SHARE CAPITAL

i) Escrow Shares

As at June 30, 2005, included in the Company's issued and outstanding shares, 10,842,480 were held in escrow to be released on the basis of 2,168,496 every six months. These shares were originally issued to the president of the Company and an associate of the president. On January 18, 2000, upon approval by the TSX venture exchange ("TSX-V"), the escrow shares were transferred to a company indirectly owned by the president.

ii) Shares Issued in Exchange for a Loan Guarantee

On November 12, 2004 the Company issued 2,652,636 common shares to a company controlled by the Company's Chief Operating Officer in exchange for his guarantee on the new first mortgage (Note 6). As these common shares were issued for consideration other than cash, the shares were recorded at the quoted market value of the Company's common shares on the agreement date and recorded as a 2004 expense.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

iii) Stock Options

In accordance with the policies of the Toronto Stock Exchange - Venture, the Company may grant stock options to directors, senior officers, employees or contractors in consideration of them providing their services to the Company. The exercise price of the stock options must be at least equal to the fair market value on the date of the grant and the optionee's rights under the plan vest immediately. Stock options are granted for a maximum term of five years and the number of shares under option cannot exceed 10% of the Company's total issued and outstanding shares.

Subject to shareholders and TSX-V approval, the Company established a Stock Option Plan (the "Plan"). The maximum number of shares that the Company may reserve for issuance under the Plan at any point in time is 10% of the outstanding shares. Under the Plan, the Company may grant options to its directors, officers, employees, management company employees and consultants. The term of these options is five years. The Board of Directors will determine the terms and matters relating to any awards under the Plan including the exercise price and the number of common shares granted.

As at June 30, 2005, the Company had outstanding options for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

5,200,000	$0.20	October 6, 2008

A summary of the changes in stock options for the years presented is as follows:

	OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding and exercisable, December 31, 2003	-	$-

Granted	5,200,000	0.20

Outstanding and exercisable, December 31, 2004 and June 30, 2005	5,200,000	$0.20

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

iii) Stock Options (Continued)

The fair value of each option granted in 2004 was estimated on the grant date using the Black-Scholes option pricing model assuming no dividends were paid, a volatility of the Company's share price of 105%, an annual risk free interest rate of 3.27% and an expected life equal to the life of the options. The fair value of the 2004 options granted was $0.11 per share.

In connection with the vesting of the stock options, the Company included in consulting fees for the year ended December 31, 2004 stock option compensation in the amount of $578,564 (2003 - $Nil).

iv) Share Purchase Warrants

As at June 30, 2005, the Company had outstanding share purchase warrants for the purchase of additional common shares as follows:

NUMBER OF SHARES	PRICE PER SHARE	EXPIRY DATE

15,000,000	$0.10	May 31, 2007

A summary of the changes in share purchase warrants for the periods presented is as follows:

	SHARE PURCHASE WARRANTS	WEIGHTED AVERAGE EXERCISE PRICE

Outstanding and exercisable, December 31, 2004	-	$-

Issued	15,000,000	0.10

Outstanding and exercisable, June 30, 2005	15,000,000	$0.10

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

8. SHARE CAPITAL (Continued)

v) Class B Preferred Shares of the Subsidiary

The Company's 65% owned subsidiary, Canadian Hi-Tech., has 11,000 Class B preferred shares outstanding, which are redeemable at $100 per share at the option of the preferred shareholder. With the amendment of the Company's escrow share agreement in 2002, the Class B Preferred Shares of the subsidiary will become fully redeemable on August 21, 2007, the date on which all of the Company's shares are released from escrow.

	Redemption		Carrying
	Value	Discount	Value
Initial recognition	$1,100,000	$(1,100,000)	$-
Amortization of discount	-	194,208	194,208

Balance, December 31, 2002	$1,100,000	$(905,792)	$194,208
Amortization of discount	-	194,098	194,098

Balance, December 31, 2003	$1,100,000	$(711,694)	$388,306
Amortization of discount	-	194,098	194,098

Balance, December 31, 2004	$1,100,000	$(517,596)	$582,404
Redemption of preferred shares	(679,450)	-	(679,450)
Unamortized discount charged to interest expense as a result of the redemption of preferred shares prior to maturity	-	299,310	299,310
Amortization of discount	-	46,434	46,434

Balance, June 30, 2005	$420,550	$(171,852)	$248,698

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

9. RELATED PARTY TRANSACTIONS

During the quarter ended June 30, 2005, the Company paid the following:

a) $36,000 (2004 - $36,000) for management fees to a company controlled by the family of an officer.

b) $39,000 (2004 - $39,000) for rent to a company controlled by a relative of an officer.

c) $16,072 (2004 - $36,000) for directors and officers fees.

d) $115,573 (2004 - $47,952) for consulting services to a company controlled by the family of an officer.

The Company is party to a consulting fee agreement under which a company controlled by a director, and a second company controlled by this same director's family, will provide all building engineering designs for the Company's projects for an initial fee of 4% of the factory cost of the initial design, and 1% of the factory cost for subsequent use of the same design. The Company has also agreed to pay a royalty to the second company referred to above equal to 1% of net profits realized from the license of the technology being used by the Company.

IHI International Holdings Ltd. ("IHI-International"), a Bermuda company and a 51% owned subsidiary of the Company, holds the right to use the building technology in all countries in the world other than Canada. The Company has agreed to use its best efforts to offer, to its shareholders, shares of IHI-International.

The above-noted transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

INTERNATIONAL HI-TECH INDUSTRIES INC.

(A Development Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2005

(Unaudited - see Notice to Reader)

(Stated in Canadian Dollars)

10. CONTINGENCIES

a) Interim joint venture option agreements entered into by the Company and, for which the Company has received payments totalling US$1,900,000, provide that there must not be any change in the Company's senior management. The interim agreements further provide that if there is such a change in management, the Company's joint venture partner has the right to cancel the interim agreement and the Company will have to repay the license fee plus an amount equal to 20% of the license fee payment compounded annually calculated from the date of such payment. The Company has delivered a general security agreement to their joint venture partner to secure the Company's obligations.

b) On March 26, 2002 the Company commenced an action against Fanuc Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Company. Without limitation, the action is also for injunctive relief enjoining Merrill Lynch from paying funds pursuant to a letter of credit relating to the sale of said system. Statements of Defence have been filed on behalf of the Defendants, Fanuc Robotics Canada Ltd., Fanuc Robotics North America Inc., and General Electric Capital Canada Inc. The Defendants, Fanuc Robotics Canada Ltd. and Fanuc Robotics North America Inc., have filed a counterclaim against the Company for judgement in the amount of $87,645, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs (see Note 6). The Defendant, General Electric Capital Canada Inc., has filed a counterclaim against the Company for judgement in the amount of $780,509, plus interest, as well as other relief, respecting which the Company has filed a Defence seeking dismissal of said counterclaim with costs. The Defendant Fanuc Robotics Canada Ltd. has notified the Company that it takes the position Fanuc Robotics Canada Ltd. complied with its obligations under the contract related to the Flexible Panel Welding System, which the Company also disputes. The outcome of these matters is not presently determinable.